

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Serena Shie
Chief Financial Officer
Model Performance Mini Corp.
Cheung Kong Center
58th Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong

> **Re: Model Performance Mini Corp.**
> **Amendment No. 3 to Draft Registration Statement on Form F-4**
> **Submitted May 16, 2022**
> **CIK No. 0001874074**

Dear Ms. Shie:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS F-4/A filed May 16, 2022

Summary of the Proxy Statement/Prospectus
MMV's VIEs and China Operations, page 14

1.   Refer to the discussion of cash transfers on page 18. Please expand the disclosure to also
        include potential regulatory risks and restrictions of cash transfers from MultiMetaVerse
        HK Limited to MMV. Please expand the MD&A on page 188, MD&A Liquidity
        discussion on pages193, 194 and 196 and Risk Factors on page 53 regarding MMV
        liquidity constraint exposure accordingly. Please also expand the disclosure of Risks in
        relation to the VIE structure in Note 1 on page F-28.

Summary Risk Factors
Risks Related to Doing Business in China, page 33

2.   We note that you state that MMV's auditor, which is headquartered in Manhattan NY, is
        currently subject to PCAOB inspections and has been inspected by the PCAOB on a
        regular basis. We note on page F-20 that the audit report for MMV is from the Beijing
        office of Marcum Bernstein & Pinchuk LLP. We also note on page 83 that recent
        developments create uncertainty regarding PCAOB access to audit workpapers for MMV.
        Please expand the disclosure in the summary to clarify the extent to which the PCAOB
        has been able to inspect or investigate completely audit reports issued from the Beijing
        office in a manner similar to the disclosure on page 83 due to the importance of the recent
        developments. Please revise the disclosure throughout the document everywhere HFCAA
        is discussed accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2021 Compared With Year Ended December 31, 2020
General and administrative expenses, page 191

3.   Please expand the discussion to provide a more detailed description of the transaction
        triggering the share-compensation expense of $25.7 million, including the nature of the
        transaction and the reason for the amount and timing of the expense.

      You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Jane Tam